Voya investment management

7337 East Doubletree Ranch Road, Suite 100

Scottsdale, AZ 85258

April 19, 2016

VIA EDGAR

Ms. Kimberly Browning

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Voya Funds Trust

(File Nos. 333-59745; 811-08895)

Dear Ms. Browning:

This letter responds to comments provided to Paul Caldarelli and Kristen Freeman on April 14, 2016, by the Staff of the U.S. Securities and Exchange Commission (“Staff”), for the Proxy Statement filed on March 24, 2016 on behalf of Voya Strategic Income Opportunities Fund (the “Fund”). Our summary of the comments and our responses thereto are provided below.

In addition, attached is the requested Tandy Letter (Attachment A).

GENERAL

1.	Comment: With respect to the shareholder proposal, the Staff objects to excluding all Asset-Backed Securities (as defined in the Proxy Statement) from the definition of any particular industry or group of industries for purposes of testing compliance with the Fund’s concentration policy. In addition, the Staff notes that in its view, privately issued mortgage backed securities are a single, separate industry for purposes of testing compliance with a fund’s concentration policy

Response:       For the reasons detailed below, the Fund respectfully declines to change the proposal as requested by the Staff. Fixed income investors use Asset-Backed Securities to gain exposure to securities with predictable payment, prepayment, and duration characteristics, and of known credit quality. Those elements depend on the structure of the securities, the characteristics of the borrowers represented in an asset pool, geographic exposure of the pool, the overall credit rating of the pool, collateralization, tranche, and other characteristics being only indirectly related, if at all, to the type of asset that is the subject of the underlying financing. The individuals or other obligors on the assets securitized through Asset-Backed Securities tend to be diversified and dispersed, geographically, financially, and demographically, and do not themselves belong to any single “industry.” The Staff has not adopted a formal policy regarding this matter, or exposed its view to public comment, and industry practice varies as to this matter. In fact, the Fund is aware of a number of very large mutual fund complexes with which the Fund competes that take a position comparable to the one proposed here. As set forth below, the Fund believes that treating privately-issued mortgage-backed, non-agency residential mortgage-backed securities, commercial mortgage-backed securities, and collateralized mortgage obligations (together, referred to herein as “certain mortgage related securities”) as not part of any industry for purposes of the Fund’s concentration policy is a reasonable position consistent with legal requirements.

Ms. Kimberly Browning

U.S. Securities and Exchange Commission

April 19, 2016

Page | 2

1.	Guide 19

The Commission’s views on industry concentration were discussed in Guide 19 to Form N-1A, adopted by the SEC when it first adopted Form N-1A to assist registrants in the form’s preparation, in which industry concentration is defined as an investment of more than twenty-five (25) percent of the value of a fund’s assets in any single industry.1 In providing guidance on the Staff’s views regarding industry classifications, Guide 19 stated in relevant part:

A registrant […] may select its own industry classifications, but such classifications must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different.

Guide 19 therefore allowed registrants to define their own particular industry classifications as long as the registrants ensured that their classifications were reasonable and that the companies within a particular industry had materially similar primary economic characteristics. Even though the guidelines were rescinded in 1998 as part of unrelated amendments to Form N-1A,2 registrants still rely on the guidelines.3

2.	“Industry” Defined

As part of implementing the Fund’s concentration policy, the Fund is required to determine which types of securities are considered to be part of an “industry” under its concentration policy. Neither the Fund’s concentration policy, the 1940 Act, nor any SEC regulation defines “industry” for 1940 Act concentration policy purposes. In fact, the definition of the term “industry” has been debated at the SEC in the past,4 with the SEC even acknowledging that the “treatment of ‘concentration’ [has] suffered from problems of industry definition. There is no clear standard to determine what constitutes an ‘industry.’”5

As is commonly accepted, the term “industry” is viewed as an aggregation of companies that produce similar products or services (e.g., the energy or telecommunications industry). In comparison, certain mortgage related securities are a type of security and are no more an “industry” than futures, preferred stock or debentures are industries. Moreover, several publicly available industry classification schemes, including the codes discussed below, do not classify certain mortgage related securities as part of any particular industry.

For example, with regard to fixed income investments, debt securities are often classified by type of instrument or sector of the debt-security market and not by industry. Corporate, mortgage-backed,

[1]	Registration Form Used by Open-End Management Investment Companies, Securities Act Release No. 6479 at Guide 19 (Aug. 12, 1983) (“Form N-1A Adopting Release”).

[2]	Registration Form Used by Open-End Management Investment Companies, Securities Act Release No. 7512 (Mar. 13, 1998).

[3]	A recent amicus brief filed by the SEC indicates the Commission expressly approves of the Guide 19 instruction that registrants may make their own reasonable industry classifications so long as they are not overly broad within the meaning of Guide 19. Brief for Securities and Exchange Commission as Amicus Curiae Supporting Plaintiffs at 9, In re Charles Schwab Corp. Securities Litigation, No. C-08-01510 (N.D. Cal. March 25, 2010) (“Although the 1983 guidelines do not apply to registration statements currently filed under Form N-1A [citation omitted], the Commission agrees with the portion of Guide 19 quoted above, upon which the investment company industry continues to rely (as reflected by the parties’ arguments here)”) (the “SEC Amicus Brief”).

[4]	See DIVISION OF INVESTMENT MANAGEMENT, U.S. SECURITIES AND EXCHANGE COMMISSION, PROTECTING INVESTORS: A HALF CENTURY OF INVESTMENT COMPANY REGULATION, at 281 n.103 (May 1992), (“it is often difficult to fit companies into distinct industry categories”).

[5]	Money Market Fund Reform, Investment Company Act Release No. 28807, at n.224 (June 30, 2009).

Ms. Kimberly Browning

U.S. Securities and Exchange Commission

April 19, 2016

Page | 3

asset-backed, and international securities each represent a different sector of the fixed income market, but do not necessarily relate to any one particular industry or group of related industries.

3.	The Particular Structure of Certain Mortgage Related Securities Does Not Allow For Industry Classification Within the Meaning of Guide 19

The notion of “industry” indicates that it applies to issuers that deal in similar products or services. As Guide 19 states, an “industry” should not be comprised of “companies” whose “primary economic characteristics” are materially different. With regard to certain mortgage-related securities, it is the Fund’s view that the variety of securities and assets that fall within the definition of the term “certain mortgage-related securities” is too large to legitimately view them as an industry. For example, mortgage-backed securities may be backed by traditional residential mortgages, second or home equity mortgages, mortgages on multi-family properties as well as commercial properties, each of which will ultimately have very different economic risk characteristics. If all of these securities were treated as one single “industry,” this would go against the Staff’s guidance, which explicitly provides that the primary economic characteristics of issuers in an industry should not be materially different.6 The varied primary economic characteristics of the issuers underlying these securities would therefore conflict with the Staff’s guidance in Guide 19 if they were treated as one “industry.”

In particular, the SEC has noted in a release on asset-backed securities (the “ABS Release”) that with regard to asset-backed securities, the issuers of such asset-backed securities are fundamentally different from corporate securities and operating companies.7 As the SEC explained, “In offering […] [asset-backed securities], there is generally no business or management to describe. Instead, information about the transaction structure and the characteristics and quality of the asset pool and servicing is often what is most important to investors.” As such, with regard to asset-backed securities, the fundamental focus should be on the quality of the pool assets.8 As this language demonstrates, the SEC has acknowledged that asset-backed securities are fundamentally different from corporate securities or operating companies, do not fall within a specific industry categorization and are themselves composed of securities from a variety of industries. Therefore, the similarity of asset-backed securities and certain mortgage related securities in their relation to their underlying assets would indicate that for mortgage related securities the focus should also be on the underlying quality of the pool assets. The relevance to investors of the underlying securities means that the concept of an industry classification to describe certain mortgage related securities would not be an adequate reflection of their perception in reality and how they should be consistently viewed by the SEC.

Moreover, the varying economic characteristics of certain mortgage related securities indicate that they should not be regarded as part of any “industry.” The various borrowers that underlie each individual security may differ greatly and may, for example, as for mortgagors, show vast differences in terms of geography, consistency of net worth, attitude about making payments on mortgages, or differences in job security or future income potential. The ability of all these factors to have a significant effect on a particular mortgagor’s ability and desire to pay their mortgage, combined with other factors such as the economy on a national, regional and local scale may affect the risk characteristics of these types of securities.

In in our experience, many debt security investment advisers invest in Asset Backed Securities not in order to gain exposure to any particular type of asset or industry, but in order to gain exposure to

[6]	Guide 19, supra note 1.

[7]	SEC release, Asset-Backed Securities, Securities Act Release 8518 (Dec. 22, 2004)

[8]	See id. As the SEC said in Item 111(b) “the material characteristics will vary depending on the nature of the pool assets.”

Ms. Kimberly Browning

U.S. Securities and Exchange Commission

April 19, 2016

Page | 4

securities with predictable payment, prepayment, and duration characteristics, and of known credit quality. Those elements depend on the structure of the securities, the characteristics of the borrowers represented in an asset pool, geographic exposure of the pool, the overall credit rating of the pool, collateralization, tranche, and other characteristics being only indirectly related, if at all, to the type of asset that is the subject of the underlying financing.

The approach to view certain mortgage related securities as composed of securities from potentially a variety of industries aligns with the SEC’s approach in its ABS Release, which acknowledged that mortgages could be composed of securities from different industry sectors. The ABS Release specifically included as one of its requirements the obligation to provide the “industry sector for commercial mortgages,” thus, indicating that commercial mortgages can be composed of different industry sectors.9 As the SEC’s language in the ABS Release therefore demonstrates, the SEC itself has confirmed that the concept of industry classifications is not appropriate with regard to certain mortgage related securities because the nature and risk characteristics of such securities heavily depend on the underlying securities and can themselves be comprised of securities from different industries.

4.	Generally Recognized Industry Classification Schemes Do Not Classify Mortgage Related Securities as Part of Any Industry

Guide 19 itself refers to an SEC publication, the Directory of Companies Filing Annual Reports with the Securities and Exchange Commission (the “Directory”),10 which has served the Staff as an authority for establishing industry classifications. Although the most recent version of the Directory is dated September 30, 1999, the SEC still publishes industry classifications on its website11 that are purportedly based on the widely-recognized Standard Industrial Classification (SIC) Codes, which list “Real Estate,” “Operators of Nonresidential Buildings,” and “Real Estate Investment Trusts” as separate industries.12

In addition, the NAICS Codes,13 which were designed to replace the SIC Codes do not use industry classifications that establish mortgage related securities, or any equivalent designation as an

[9]	See id. One of the questions that the Release asks is to describe the material characteristics of the asset pool, which includes a question to describe the type and/or use of underlying property, product or collateral and to specify the industry sector for commercial mortgages. See Item 1111(b)(7)(iv).

[10]	Directory of Companies Required to File Annual Reports with the Securities and Exchange Commission (Sept. 30, 1999)(the “Directory”).

[11]	Available at http://www.sec.gov/info/edgar/siccodes.htm. The current list is organized by three separate column headings: “SIC Code,” “A/D Office,” and “Industry Title.” The preamble to the list states, “[t]he Standard Industrial Classification Codes that appear in a company’s disseminated EDGAR filings indicate the company’s type of business. These codes are also used in the Division of Corporation Finance as a basis for assigning review responsibility for the company’s filings. For example, a company whose business was Metal Mining (SIC 1000) would have its filings reviewed by staffers in A/D Office 9.” In this context, it appears the primary function of the SEC’s classification methodology is a logistical one (i.e., to assign filings for review by appropriate offices within the Division of Corporation Finance). Accordingly, it is unclear if the Directory’s classifications, as currently published on the SEC website, should be viewed as a substantive determination by the SEC that a particular type of security or issuer is an “industry” within the meaning of the 1940 Act, or simply a means of routing incoming filings among the Staff.

[12]	See SIC Codes 6189, 6500, and 6798, respectively.

[13]	EXECUTIVE OFFICE OF THE PRESIDENT, OFFICE OF MANAGEMENT AND BUDGET, NORTH AMERICAN INDUSTRY CLASSIFICATION SYSTEM (2007) (the “NAICS Codes”). First adopted in 1997, the NAICS Codes are a standardized industry classification system for the United States, Canada and Mexico that replaced the SIC Codes.

Ms. Kimberly Browning

U.S. Securities and Exchange Commission

April 19, 2016

Page | 5

“industry.” Several government agencies use the more modern NAICS Codes instead of the SIC Codes, although some agencies such as the SEC still use the SIC Codes as the basis for their industry classifications.

The existence of different classifications and the Staff’s different approaches over time, demonstrates that there is a level of subjectivity involved in defining what constitutes a “reasonable” industry classification. In other words, if the current NAICS Code does not classify mortgage related securities as an “industry,” while the SEC or the Staff determined otherwise, by definition different persons come to different conclusions as to what is a reasonable industry classification. Accordingly, a registrant following the Staff instruction of Guide 19 could reasonably determine that certain mortgage related securities are non-industries, in the same way that the drafters of the NAICS Codes or the Staff in the past determined that such securities were not industries.

Indeed, during at least the first sixty-five years of administration of the 1940 Act, we are unaware of the Staff or the SEC taking the position that certain mortgage related securities are an industry. A change in the Staff’s approach is not only troublesome from a policy perspective because it was made without an official interpretation that would have permitted the opportunity to comment, but it also demonstrates the variety of approaches that can be taken with regard to the designation of an industry in this context. If the SEC can arrive at different outcome over time, it would be reasonable not to view certain mortgage related securities as part of any industry in the absence of an official SEC interpretation.

5.	The Staff’s Position Would Not Be in the Best Interest of Investors

If the Staff’s position were implemented, it would have negative effects on the ability of a fund to tailor its securities allocations to the needs of its investors. If a fund were locked into maintaining its concentration at certain artificial, Staff-imposed levels by virtue of adopting the Staff’s policy, it would require portfolio managers to limit or increase a fund’s allocations to particular securities. In this case, the portfolio management team is seeking greater discretion to maintain the level of securities in certain mortgage related securities at a level that it believes works best for its investment strategy and is in the best interest of investors. As such, the Staff’s position to prescribe certain artificial industry concentration levels would hinder these professional managers in managing the Fund in a manner that they think is in the best interests of the Fund and the Fund’s investors.

Moreover, the Staff’s focus on industry concentration diverts from the importance of proper risk disclosure for the Fund. The experience of recent years has vividly demonstrated the importance of specific and carefully tailored risk disclosure that states that these securities, like other classes of fixed income securities, have risk characteristics that need to be accounted for and understood by investors. The Fund has therefore ensured that its disclosure includes appropriate disclosures on the risks of this particular asset class. Therefore, the application of specific industry concentration designations would diminish and divert from the importance of providing adequate risk disclosures.

The Fund does not think that the Staff’s position is sufficiently supported by Staff guidance to require a revision of the proposal to modification to the industry classifications used to implement the Fund’s fundamental investment restriction governing concentration and the Fund is unaware of a provision of the 1940 Act or SEC regulation that would necessarily prohibit viewing certain mortgage related securities as not part of any “industry” or group of related “industries.” Therefore, the Registrant has decided to continue to seek shareholder approval of this modification.

2.	Comment: The Staff objects to the inclusion of the following statement in the Proxy Statement: “For the avoidance of doubt, the Fund does not consider the industry classifications themselves part of the Fund’s concentration policy, and in the future, the Fund may make changes to the industry classifications without shareholder approval.” The Staff directed our attention to In re Charles Schwab Inv. Mgmt., Securities Act Release No.9171 (Jan. 11, 2011) (the “Schwab Order”) and the SEC Amicus Brief.

Ms. Kimberly Browning

U.S. Securities and Exchange Commission

April 19, 2016

Page | 6

Response:       In response to the Staff’s comment, the Fund has removed the noted statement from the Proxy Statement.

* * * * * * * * * * * *

Ms. Kimberly Browning

U.S. Securities and Exchange Commission

April 19, 2016

Page | 7

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli

_________________________

Paul A. Caldarelli

Vice President and Senior Counsel

Mutual Fund Legal Department

Voya Investment Management

Attachment

cc: Huey P. Falgout, Jr., Esq.

Voya Investments, LLC

Elizabeth J. Reza, Esq.

Rope& Gray LLP

APPENDIX A

Voya investment management

7337 East Doubletree Ranch Road, Suite 100

Scottsdale, AZ 85258

April 19, 2016

VIA EDGAR

Ms. Kimberly Browning

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Voya Funds Trust

(File Nos. 333-59745; 811-08895)

Dear Ms. Browning:

Voya Funds Trust (the “Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing. Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the U.S. Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing. Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666. Thank you.

Regards,

/s/ Huey P. Falgout, Jr.

_________________________

Huey P. Falgout, Jr.

Senior Vice President and Chief Counsel

Mutual Fund Legal Department

Voya Investment Management

Attachments

cc:	Elizabeth J. Reza, Esq.